February 27, 2019

Charles V. Bergh
President and Chief Executive Officer
LEVI STRAUSS & CO
1155 Battery Street
San Francisco, CA 94111

       Re: LEVI STRAUSS & CO
           Registration Statement on Form S-1
           Filed February 13, 2019
           File No. 333-229630

Dear Mr. Bergh:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 13, 2019

Executive Compensation
Base Salary, page 124

1. Please add the disclosure regarding the factors you consider in determining base salary that you indicated you would include in your December 6, 2018 response to prior comment 3.
Choice of Forum, page 166

2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply to solely state law claims, then we note that Section 22 of the Securities Act
 Charles V. Bergh
LEVI STRAUSS & CO
February 27, 2019
Page 2
      creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
      If this provision applies to claims arising under the Securities Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
General

3. We note that you have updated certain disclosures to November 25, 2018. Please update your disclosures to the most recent practicable date, as requested in our prior comment 2.
      We note, as examples, the shares outstanding on pages 11 and 167, management disclosure on page 112 and properties on page 110.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact James Giugliano at 202-551-3319 or Raj Rajan, Senior Accountant, at
202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

FirstName LastNameCharles V. Bergh                           Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameLEVI STRAUSS & CO
                                                             Mining
February 27, 2019 Page 2
cc:       Eric C. Jensen, Esq.
FirstName LastName